                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                 FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 [FEE REQUIRED]
For the fiscal year end March 31, 1997.

                                     OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the transition period from        to       Commission file no.  0-20289

     A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        KEMET Employees' Savings Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     KEMET Corporation
     Post Office Box 5928
     Greenville, South Carolina 29606

                              REQUIRED INFORMATION

     Financial Statements and Schedules. The financial statements and schedules included herewith relating to the KEMET Employees' Savings Plan (the "Plan") were prepared in accordance with the financial reporting requirements of ERISA and are provided pursuant to Instruction 4 of Form 11-K.

     Consent of the Independent Auditors.

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Act of 1934, the Administrative Committee of the KEMET Employees' Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          KEMET EMPLOYEES' SAVING PLAN




September 26, 1997   By   /S/ D.Ray Cash
                        -------------------------------------
                        D. Ray Cash
                        Senior Vice President of Administration and Treasurer For the Administrative Committee

                          KEMET EMPLOYEES' SAVINGS PLAN

                        Financial Statements and Schedules

                             March 31, 1997 and 1996

                   (With Independent Auditors' Report Thereon)

                          KEMET EMPLOYEES' SAVINGS PLAN

                              Table of Contents


Independent Auditors' Report

Financial Statements:

Statements of Net Assets Available for
Benefits - March 31, 1997 and 1996

Statements of Changes in Net Assets Available for
Benefits - Years ended March 31, 1997 and 1996

Notes to Financial Statements - March 31, 1997 and 1996


                                                                    Schedules

Item 27a - Schedule of Assets Held for Investment Purposes
           at March 31, 1997                                                1

Item 27d - Schedule of Reportable Transactions for the Year ended
           March 31, 1997                                                   2

Independent Auditors' Consent                                      Exhibit 23








Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

                     Independent Auditors' Report

The Board of Directors
KEMET Electronics Corporation:

We have audited the accompanying statements of net assets available for benefits of KEMET Employees' Savings Plan as of March 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules 1 and 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                  /S/ KPMG Peat Marwick LLP
August 15, 1997                                   KPMG Peat Marwick LLP

                          KEMET EMPLOYEES' SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                             March 31, 1997 and 1996

                                                      1997           1996
                                                      ----           ----
Assets:
  Investments (notes 2 and 7)                      $ 50,302,121   $ 48,112,745

  Participant loans                                   1,408,233          -

  Receivables:
    Employer contributions                            1,750,961      1,654,488
    Employee contributions                                -            400,732
    Accrued interest and dividends                        -              5,532
                                                   ------------   ------------

      Total receivables                               1,750,961      2,060,752

  Cash                                                   19,057         95,002
                                                   ------------   ------------

      Total assets                                   53,480,372     50,268,499

Liabilities:
  Other                                                  -                 546
                                                   ------------   ------------

      Net assets available for benefits            $ 53,480,372   $ 50,267,953
                                                   ============   ============




















See accompanying notes to financial statements.

                        KEMET EMPLOYEES' SAVING PLAN

            Statements of Changes in Net Assets Available for Benefits

                  Years ended March 31, 1997 and 1996


                                                      1997           1996
                                                      ----           ----
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
     in fair value of investments              $   (605,333)   $  2,407,185
    Investments and dividends                     2,393,399       2,326,756
                                               ------------    ------------
                                                  1,788,066       4,733,941
                                               ------------    ------------
  Contributions:
    Participants'                                 4,730,998       4,766,022
    Employers'                                    1,783,706       1,631,087
                                               ------------    ------------
                                                  6,514,704       6,397,109
                                               ------------    ------------

      Total additions                             8,302,770      11,131,050
                                               ------------    ------------

Deductions from net assets attributed to:
  Benefits paid to participants                   5,071,951       2,233,924
  Administrative expenses                            18,400         239,688
                                               ------------    ------------
      Total deductions                            5,090,351       2,473,612
                                               ------------    ------------

      Net increase                                3,212,419       8,657,438

Net assets available for benefits:
  Beginning of year                              50,267,953      41,610,515
                                               ------------    ------------

  End of year                                   $53,480,372    $ 50,267,953
                                               ============    ============











See accompanying notes to financial statements.

                     KEMET EMPLOYEES' SAVING PLAN

                     Notes to Financial Statements

                       March 31, 1997 and 1996

(1)     Description of Plan

The following description of the KEMET Employees' Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)     General
The Plan is a defined contribution plan sponsored by KEMET Electronics Corporation (Company) covering all full-time employees of the Company, its
parent and its subsidiaries who have completed one year of service.   The Plan
is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)     Contributions
Participants may choose one or both of the two savings types available, which are the 401(k), which provides for deferral of taxation, and the Personal Investment Account (PIA). Participants are allowed to contribute between 2 1/2% and 7 1/2% of their annual compensation as their basic contribution to the Plan. This may be on a pretax basis to the 401(k) or an after tax basis to the PIA. The Company matches 50% of 401(k) and 30% of PIA contributions, subject to the basic savings rate limit of 7 1/2%. Employer contributions are reduced by forfeitures. Additional amounts may be contributed at the option of the Company's Board of Directors.

In addition to their basic contribution, participants may contribute between 0.5% and 10% to either the 401(k) on a pretax basis (up to the IRS maximum) or to the PIA.

(c)     Participant Accounts
Each participant's account is credited with (a) the participant's contribution,
(b) the Company's matching contribution, (c) allocations of the Company's additional contribution, and (d) Plan earnings, and through April, 1996, charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

(d)     Vesting
Participants are immediately vested in their voluntary contributions and the Company matching contributions plus actual earnings thereon. However, penalties are incurred which can result in forfeiture of a portion of the current year employer match if withdrawals are made on funds that have been in the plan for less than twenty-four months, or if other withdrawals have been made in the last twenty-four months.

(e)     Investment Options
Through April 30, 1996, participants could direct the investment of their accounts, including the Company's contributions, into the following funds:

Equity Income Fund - a diversified portfolio of common stocks

Stable Value Fund - certificates of deposits, guaranteed investment contracts, money market investments or other fixed principle investments

Balanced Fund - common stocks and bonds

KEMET Stock Fund - common stock of KEMET Corporation

Effective May 1, 1997, the Plan changed trustees from Wachovia to T. Rowe Price. Investment options with T. Rowe Price for participants are as follows:

KEMET Stock Fund - common stock of KEMET Corporation

International Stock Fund - common stocks of established, non-U.S. companies

Blended Stable Value Fund - guaranteed investment contracts or other fixed principle investments

Small-Cap Value Fund - common stocks of small companies (market value less than $500 million) with potential for capital appreciation

Mid-Cap Growth Fund - common stocks of medium-sized companies with potential for capital appreciation

Balanced Fund - common stocks and bonds

Equity Income Fund - common stocks, primarily of dividend-paying established companies

Changes in net assets available for benefits by fund as disclosed in footnote 8 combine like accounts at the two trustees, and include activity at Wachovia from April 1 to April 30, 1996 and at T. Rowe Price from May 1, 1996 to March 31, 1997.

(f)     Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(g)     Forfeited Accounts
Forfeited accounts are used to reduce future employer contributions.

(2)     Summary of Significant Accounting Policies

(a)     Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

(b)     Investment Valuation and Income Recognition
At March 31, 1997, under the terms of a trust agreement between T. Rowe Price and the Plan, T. Rowe Price manages a trust fund on behalf of the Plan which includes all Plan investments. The information on the investments and changes in investments of the Plan as of March 31, 1997 and for the period May 1, 1996 to

March 31, 1997 was certified by T. Rowe Price to be complete and accurate. At March 31, 1996, all Plan investments were in a trust managed by Wachovia Bank of S.C., N.A. (Wachovia). All information in the accompanying financial statements regarding investments as of March 31, 1996 and changes in investments for the year ended March 31, 1996 and for the month of April 1996 was certified by Wachovia to be complete and accurate.

The investments and changes therein of this trust fund have been reported to the Plan as having been determined through the use of fair values for all assets of the trust fund except for its investment contracts which are valued at contract value (note 3). Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)     Payment of Benefits
Benefits are recorded when paid.

(e)     Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

(3)     Investment Contracts With Insurance Companies

The Plan's investment contracts with insurance companies included in the stable value fund option are primarily invested in shares of a guaranteed investment contract fund managed by Wachovia through April 1996 and T. Rowe Price beginning May 1996. The insurance companies maintain the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the insurance companies. The contracts are fully benefit-responsive and are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the insurance companies. Contract value represents contributions made under the contracts, plus earnings, less Plan withdrawals and administrative expenses.

The average yield for the guaranteed investment contracts for the years ended March 31, 1997 and 1996 was approximately 6.0%.

(4)     Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Wachovia in 1996 and T. Rowe Price beginning May 1, 1997. T. Rowe Price and Wachovia were the trustees as defined by the Plan for the indicated periods and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to T. Rowe Price for loan administration services were $18,400 in fiscal 1997. All other administrative fees were paid by the company in fiscal 1997. Fees paid by the Plan for the investment management and contract administration services and trustee's fees amounted to $239,688 for the year ended March 31, 1996.

(5)     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100 percent vested in their accounts.

(6)     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The operations of the Plan have changed since receiving the determination letter. The Plan administrator is currently taking required steps to bring the Plan into compliance with the applicable requirements of the IRC.

(7)     Investments

At March 31, investments of the Plan were as follows:

                                                           1997         1996

Investments:
     At fair value:
          Registered investment companies:
               T. Rowe Price International Stock Fund  $  606,414  $
               T. Rowe Price Small Cap Value Fund         990,245
               T. Rowe Price Mid Cap Growth Fund        1,925,956
               T. Rowe Price Balanced Fund              7,613,987
               T. Rowe Price Equity Income Fund         9,533,819
               Biltmore FDS Money Market Fund                        2,750,262
               Biltmore Balanced Fund                                7,153,749
               Biltmore Equity Index Fund                            7,852,912
                                                       ----------  -----------
                                                       20,670,421   17,756,923

               Common stock of KEMET Corporation       11,105,155   12,230,917
                                                       ----------  -----------
                 Total investments, at fair value      31,775,576   29,987,840
     At contract value:
          T. Rowe Price Stable Value Common
               Trust Fund                              17,737,218
          Wachovia Bank GIC Fund                                    17,255,055
          Metropolitan Life Insurance Company             789,327      869,850
                                                       ----------  -----------
                 Total investments, at contract value  18,526,545   18,124,905
                                                       ----------  -----------
                 Total investments                  $  50,302,121  $48,112,745
                                                       ==========  ===========

(8) Net Assets and Changes in Net Assets Available for Benefits with Fund Information

A summary of net assets available for benefits with fund information at March 31, 1997 follows:
                                                         Small
                        KEMET       Blended International Cap      Mid Cap            Equity
                        Stock    Stable Value  Stock     Value      Growth  Balanced  Income       Loan  Settlement
                         Fund        Fund       Fund      Fund       Fund     Fund      Fund       Fund  Account      Total
                     --------------------------------------------------------------------------------------------------------
Investments:
  Pooled funds
   at fair value        $                      606,414   990,245  1,925,956 7,613,987 9,533,819                    20,670,421
  Pooled funds
   at contract value              17,737,218                                                                       17,737,218
  Contract with
   insurance company
   at contract value                 789,327                                                                          789,327
  Common stock
   of related
   entity at
   fair value         11,105,155                                                                                   11,105,155
                      ---------- ----------- --------- ---------- --------- --------- --------- --------- -------- ----------
    Total investments 11,105,155  18,526,545   606,414    990,245 1,925,956 7,613,987 9,533,819                    50,302,121
                      ---------- ----------- --------- ---------- --------- --------- --------- --------- -------- ----------
Participant loans                                                                                1,408,233          1,408,233

Receivables:
  Employer
   contributions        275,505     572,467    52,705     74,430   174,467   257,369   344,018                     1,750,961
  Employee
   contributions
  Accrued interest
   and dividends
                      ---------- ----------- --------- ---------- --------- --------- --------- --------- -------- ----------
      Total receivables 275,505     572,467    52,705     74,430   174,467   257,369   344,018                     1,750,961

Cash                                                                                                      19,057       19,057
                      ---------- ----------- --------- ---------- --------- --------- --------- --------- -------- ----------
      Total assets    11,380,660  19,099,012   659,119  1,064,675 2,100,423 7,871,356 9,877,837 1,408,233 19,057   53,480,372
                      ---------- ----------- --------- ---------- --------- --------- --------- --------- -------- ----------

Net assets
 available
 for benefits     $   11,380,660  19,099,012   659,119  1,064,675 2,100,423 7,871,356 9,877,837 1,408,233 19,057   53,480,372
                      ========== =========== ========= ========== ========= ========= ========= ========= ======== ==========

(8) Net Assets and Changes in Net Assets Available for Benefits with Fund Information

A summary of the changes in net assets available for benefits with fund information for the year ended March 31, 1997 follows:

                                               Inter-    Small
                         KEMET      Blended    national  Cap     Mid Cap              Equity
                         Stock    Stable Value  Stock   Value    Growth    Balanced   Income   Loan     Settlement
                          Fund        Fund      Fund     Fund     Fund       Fund       Fund   Fund       Account     Total
                     --------------------------------------------------------------------------------------------------------
Additions to net
 assets attributed to:
  Investment income:
    Net appreciation
     (depreciation)
     in fair value of
     investments     $(2,016,633)         20   22,384    16,325  (63,040)   550,130   885,481                        (605,333)
    Interest and
     dividends             4,223   1,185,427   17,190    42,568   51,720    324,894   687,565   78,990         822  2,393,399
Contributions:
  Participants           752,692   1,413,754  140,277   170,380  415,115    609,433   828,458              400,715  4,730,824
  Employer                 3,275    (157,018)  52,864    74,925  175,170    (27,050)    6,157            1,655,383  1,783,706
  Rollovers
   into the Plan                                                                                               174        174
                     --------------------------------------------------------------------------------------------------------
      Total additions (1,256,443)  2,442,183  232,715   304,198  578,965  1,457,407 2,407,661   78,990   2,057,094  8,302,770
                     --------------------------------------------------------------------------------------------------------
Deductions
 in net assets
 attributed to:
  Benefits paid
   to participants      (454,244) (2,954,190)  (2,077)  (26,222) (89,986)  (544,377) (851,783)  (47,629)  (101,443)(5,071,951)
  Administrative expenses (1,009)    (10,908)    (128)     (263)    (238)    (4,023)   (1,831)                        (18,400)
  Intraplan transfers    618,247  (1,335,110) 438,932   811,023 1,613,920  (340,441)  209,151           (2,015,722)
  Loan withdrawals      (160,401) (1,015,107) (22,930)  (35,717)  (26,327) (247,522) (213,696) 1,721,700
  Loan principle          35,782     118,313   10,228     9,449    18,364    31,039    42,662   (265,837)
  Loan interest           12,285      33,875    2,379     2,207     5,725    11,300    11,220    (78,991)
                     --------------------------------------------------------------------------------------------------------
      Net increase
       (decrease)     (1,205,783) (2,720,944) 659,119 1,064,675 2,100,423   363,383 1,603,384  1,408,233   (60,071) 3,212,419
Net assets available
 for benefits:
    Beginning of year 12,586,443  21,819,956                              7,507,973 8,274,453               79,128 50,267,953
                     --------------------------------------------------------------------------------------------------------
    End of year      $11,380,660  19,099,012  659,119 1,064,675 2,100,423 7,871,356 9,877,837  1,408,233    19,057 53,480,372
                     ========================================================================================================

(8)     Net Assets Available for Benefits with Fund Information, Continued

A summary of net assets available for benefits with fund information at March 31, 1996 follows:

                                        KEMET         Stable                     Equity
                                        Stock         Value       Balanced       Index
                                         Fund          Fund         Fund          Fund    Control       Total
                                      ---------------------------------------------------------------------------
Assets
Investments:
  Registered investment companies       $    -         2,750,262    7,153,749    7,852,912     -       17,756,923
  Investment contracts
   with insurance companies                           18,124,905        -            -         -       18,124,905
  Common stock of KEMET Corporation     12,230,917         -            -            -         -       12,230,917
                                      ---------------------------------------------------------------------------
    Total investments                   12,230,917    20,875,167    7,153,749    7,852,912     -       48,112,745
                                      ---------------------------------------------------------------------------
Receivables:
  Employer's contributions receivable      275,913       749,217      288,695      340,643        20    1,654,488
  Participants' contributions receivable    75,756       178,533       65,529       80,898        16      400,732
  Accrued interest and dividends             -             5,532        -            -         -            5,532
                                      ---------------------------------------------------------------------------
    Total receivables                      351,669       933,282      354,224      421,541        36    2,060,752
  Cash                                       4,403        11,507        -           79,092    95,002
                                      ---------------------------------------------------------------------------

Liabilities
  Other                                       (546)        -            -            -         -             (546)
                                      ---------------------------------------------------------------------------

Net assets available for benefits    $  12,586,443    21,819,956    7,507,973    8,274,453    79,128   50,267,953
                                      ===========================================================================


(8)     Net Assets Available for Benefits with Fund Information, Continued

A summary of the changes in net assets available for benefits with fund information for the year ended March 31, 1996 follows:

                           KEMET        Stable
                           Stock         Value       Balanced      Equity
                            Fund         Fund          Fund         Fund     Control       Total
                        --------------------------------------------------------------------------
Additions to net
 assets attributed to:
  Investment income:
    Net appreciation
     in fair value
     of investments         $  116,555          101       933,845    1,356,684               2,407,185
    Interest and dividends                1,299,679       433,305      593,772      -        2,326,756
                            --------------------------------------------------------------------------
                               116,555    1,299,780     1,367,150    1,950,456               4,733,941
                            --------------------------------------------------------------------------
  Contributions                177,357      (33,026)      (22,071)      18,614  6,256,235    6,397,109
                            --------------------------------------------------------------------------

      Total additions          293,912    1,266,754     1,345,079    1,969,070  6,256,235   11,131,050

Deductions from net
 assets attributed to:
  Benefits paid
   to participants                             -            -            -      2,233,924
  Administrative expenses                      -            -            -        239,688      239,688
                            --------------------------------------------------------------------------
      Total deductions                         -            -            -      2,473,612    2,473,612
                            --------------------------------------------------------------------------
Net increase prior
 to interfund transfers        293,912     1,266,754    1,345,079    1,969,070  3,782,623    8,657,438
                            --------------------------------------------------------------------------
  Interfund transfers        5,232,630    (1,058,972)    (287,250)    (302,138)(3,584,270)       -
                            --------------------------------------------------------------------------
  Net increase (decrease)    5,526,542       207,782    1,057,829    1,666,932    198,353    8,657,438

Net assets available
 for benefits:
    Beginning of year        7,059,901    21,612,174    6,450,144    6,607,521  (119,225)   41,610,515
                            --------------------------------------------------------------------------
    End of year          $  12,586,443    21,819,956    7,507,973    8,274,453    79,128    50,267,953
                            ==========================================================================

                                                        Schedule 1

                      KEMET EMPLOYEES' SAVINGS PLAN

         Item 27a - Schedule of Assets Held for Investment Purposes

                            March 31, 1997



                                           (c)
                               Description of investment
(a)              (b)           including maturity date,
Party-     Identity of issue,  rate of interest,                        (e)
in-        borrower, lessor,   collateral, par or         (d)         Current
interest  or similar party     maturity value            Cost          Value
  *  T. Rowe Price         Stable Value
                           Common Trust Fund       $  17,737,218    17,737,218
  *  KEMET Corp.           Common Stock               11,267,790    11,105,155
  *  T. Rowe Price         Equity Income Fund          8,878,048     9,533,819
  *  T. Rowe Price         Balanced Fund               7,167,878     7,613,987
  *  T. Rowe Price         Mid-Cap Growth Fund         1,984,882     1,925,956
  *  T. Rowe Price         Small-Cap Value Fund          975,160       990,245
  *  T. Rowe Price         International Stock Fund      588,521       606,414
       Metropolitan Life   Investment Contract           789,326       789,326
                                                  --------------   -----------
                                                      49,388,824    50,302,121
  *    Participant Loans                                       0     1,408,233
                                                  --------------   -----------
                                                   $  49,388,824    51,710,354
                                                  ==============   ===========





*  Party-in-interest








See accompanying independent auditors' report.

                                           Schedule II

                                 KEMET EMPLOYEES' SAVINGS PLAN

                          Item 27d - Schedule of Reportable Transactions

                                        March 31, 1997

                                                                          (f)                       (h)       (i)
       (a)                                                              Expense       (g)     Current Value   Net
    Identity             (b)                  (c)         (d)     (e)   Incurred      Cost      of Asset on (Gain)
    of Party         Description           Purchase     Selling  Lease   with          of       Transaction   or
   Involved          of Asset                Price       Price  Rental Transaction    Asset         Date     Loss
---------------------------------------------------------------------------------------------------------------------
T. Rowe Price     Guaranteed Investment
                  Contract              $  25,355,612                              25,355,612    25,355,612
T. Rowe Price     Balanced Fund             9,112,538                               9,112,538     9,112,538
T. Rowe Price     Equity Income Fund       10,566,456                              10,566,456    10,566,456
T. Rowe Price     Mid-Cap Growth Fund       2,301,247                               2,301,247     2,301,247
KEMET Corp.       Common Stock             13,199,131                              13,199,131    13,199,131
T. Rowe Price     Guaranteed Investment
                   Contract                             6,829,066                   6,829,066     6,829,066
T. Rowe Price     Balanced Fund                         2,037,324                   1,959,505     2,037,324   (77,819)
T. Rowe Price     Equity Income Fund                    1,812,423                   1,727,498     1,812,423   (84,925)
T. Rowe Price     Mid-Cap Growth Fund                     312,248                     317,312       312,248     5,064
KEMET Corp.       Common Stock                          1,952,729                   1,902,019     1,952,729   (50,710)



Note:     Information in the above schedule was derived from schedules certified by T. Rowe Price.


See accompanying independent auditors' report.